Exhibit 99.1

Streamline Health® Reports Fiscal First Quarter 2025 Financial Results

Atlanta, GA, June 16, 2025 (Globe Newswire) – Streamline Health Solutions, Inc. (“Streamline” or the “Company”) (Nasdaq: STRM), a leading provider of solutions that enable healthcare providers to proactively address revenue leakage and improve financial performance, today announced financial results for the fiscal first quarter of 2025 which ended April 30, 2025.

Fiscal First Quarter Financial Results

Total revenue for the first quarter of fiscal 2025 increased approximately 12% to $4.8 million as compared to $4.3 million during the first quarter of fiscal 2024. The change in total revenue was attributable to successful implementation of new SaaS contracts offset by client non-renewals.

SaaS revenue for the first quarter of fiscal 2025 increased 23% to $3.4 million as compared to $2.7 million during the first quarter of fiscal 2024. SaaS revenue represented 70% and 63% of total revenue during the first quarter of fiscal 2025 and 2024, respectively.

Net loss for the first quarter of fiscal 2025 was ($1.6 million) compared to a net loss of ($2.7 million) during the first quarter of fiscal 2024. The improved net loss resulted from increased revenue and cost savings achieved through the strategic restructuring executed during fiscal 2023 offset by higher interest expense.

Cash and cash equivalents as of April 30, 2025 was $1.4 million compared to $2.2 million as of January 31, 2025.

Adjusted EBITDA for the first quarter of fiscal 2025 was $0.2 million compared to a loss ($0.7 million) during the first quarter of fiscal 2024. The significant improvement of Adjusted EBITDA is the result of the Company’s focus on the growth of its SaaS revenue solutions as well as significant cost savings achieved through the previously announced strategic restructuring.

Definitive Merger Agreement with MDaudit

On May 29, 2025, the Company announced that it had entered into a definitive merger agreement pursuant to which MDaudit will acquire Streamline in an all-cash transaction valued at approximately $37.4 million, including debt. Pursuant to the terms of the merger agreement, MDaudit will acquire all outstanding shares of Streamline stock for $5.34 per share in cash, which represents a premium of 138% to Streamline’s closing price on May 28, 2025, the last trading day prior to this announcement, and a premium of 117% to Streamline’s 30-day volume-weighted average stock price as of May 28, 2025. The merger is expected to close during the third quarter of calendar year 2025. The Company issued a separate press release which provides additional details on the merger.

About Streamline

Streamline Health Solutions, Inc. (Nasdaq: STRM) enables healthcare organizations to proactively address revenue leakage and improve financial performance. We deliver integrated solutions, technology-enabled services and analytics that drive compliant revenue leading to improved financial performance across the enterprise. For more information, visit www.streamlinehealth.net.

Non-GAAP Financial Measures

Streamline reports its financial results in accordance with U.S. generally accepted accounting principles (“GAAP”). Streamline’s management also evaluates and makes operating decisions using various other measures. One such measure is adjusted EBITDA, which is a non-GAAP financial measure. Streamline’s management believes that this measure provides useful supplemental information regarding the performance of Streamline’s business operations.

Streamline defines “adjusted EBITDA” as net earnings (loss) plus interest expense, tax expense, depreciation and amortization expense of tangible and intangible assets, share-based compensation expense, significant non-recurring operating expenses, restructuring expenses, impairment of goodwill and long-lived assets and transactional related expenses including: gains and losses on debt and equity conversions, associate severances and related alignment expenses, associate inducements, and professional and advisory fees. A table reconciling this measure to “net loss,” to the extent relevant items were recognized in the periods covered, is included in this press release.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release may contain forward-looking statements within the meaning of the federal securities laws. Forward-looking statements contained in this press release include, without limitation, projections, predictions, expectations, or beliefs about future events or results and all other statements that are not statements of historical fact. Such statements may include statements regarding the closing of the proposed merger and the expected timing thereof, the expected value provided to stockholders as a result of the proposed merger, the management of the Company upon closing of the proposed merger, and the Company’s operating and strategic plans upon closing of the proposed merger. Such forward-looking statements are based on various assumptions as of the time they are made, all of which are subject to change, and are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are often accompanied by words that convey projected future events or outcomes such as “expect,” “believe,” “estimate,” “plan,” “project,” “anticipate,” “intend,” “will,” “may,” “view,” “opportunity,” “potential,” “aim,” “could,” “would,” “seek,” “might,” “considered,” “continue,” “target” or words of similar meaning or the negatives of these words or other statements concerning opinions or judgments of the Company or its management about future events or outcomes or that otherwise convey uncertainty about future events or outcomes. By their nature, forward-looking statements address matters that involve risks and uncertainties because they relate to events and depend upon future circumstances that may or may not occur, such as the closing of the merger and the anticipated benefits thereof. There can be no assurance that actual results, performance, or achievements of the Company will not differ materially from any projected future results, performance or achievements expressed or implied by such forward-looking statements or any related oral statements. Actual future results, performance or achievements may differ materially from historical results or those anticipated depending on a variety of factors, some of which are beyond the control of the Company, including, but not limited to, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to close the proposed merger due to the failure to obtain stockholder approval for the proposed merger or the failure to satisfy other conditions to closing of the proposed merger; risks related to disruption of management’s attention from the Company’s ongoing business operations due to the proposed merger; unexpected costs, charges or expenses resulting from the proposed merger; the Company’s ability to retain and hire key personnel; certain restrictions during the pendency of the proposed merger that may impact the company’s ability to pursue certain business opportunities or strategic transactions; the ability of the buyer to obtain necessary financing arrangements, if any; potential litigation relating to the proposed merger that could be instituted against the parties to the merger agreement or their respective directors, managers or officers, including the effects of any outcomes related thereto; the effect of the announcement of the proposed merger on the Company’s relationships with its customers, operating results and business generally; continued availability of capital and financing and rating agency actions; legislative, regulatory and economic developments affecting the Company’s business; general economic and market developments and conditions; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, pandemics, outbreaks of war or hostilities, as well as the Company’s response to any of the aforementioned factors; significant transaction costs associated with the merger; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; and the risk that the proposed merger will not be consummated in a timely manner, if at all; the Company’s operating and strategic plans upon closing of the proposed merger; the Company’s growth prospects; anticipated bookings; recognition of revenue from SaaS contracts; anticipated cost savings from previously announced strategic restructuring; expected improved implementation timelines and lower expenses for our clients; industry trends and market growth; adjusted EBITDA; and success of future products and related expectations and assumptions. These risks and uncertainties include, but are not limited to, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to close the proposed merger due to the failure to obtain stockholder approval for the proposed merger or the failure to satisfy other conditions to closing of the proposed merger; risks related to disruption of management’s attention from the Company’s ongoing business operations due to the proposed merger; unexpected costs, charges or expenses resulting from the proposed merger; the Company’s ability to retain and hire key personnel; certain restrictions during the pendency of the proposed merger that may impact the company’s ability to pursue certain business opportunities or strategic transactions; the ability of the buyer to obtain necessary financing arrangements, if any; potential litigation relating to the proposed merger that could be instituted against the parties to the merger agreement or their respective directors, managers or officers, including the effects of any outcomes related thereto; the effect of the announcement of the proposed merger on the Company’s relationships with its customers, operating results and business generally; continued availability of capital and financing and rating agency actions; legislative, regulatory and economic developments affecting the Company’s business; general economic and market developments and conditions; unpredictability and severity of catastrophic events, including but not limited to acts of terrorism, pandemics, outbreaks of war or hostilities, as well as the Company’s response to any of the aforementioned factors; significant transaction costs associated with the merger; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the risk that the proposed merger will not be consummated in a timely manner, if at all; the timing of contract negotiations and execution of contracts and the related timing of the revenue recognition related thereto; the potential cancellation of existing contracts or clients not completing projects; achievement of a breakeven SaaS ARR run rate; the impact of competitive solutions and pricing; solution demand and market acceptance; new solution development and enhancement of current solutions; key strategic alliances with vendors and channel partners that resell the Company’s solutions; the ability of the Company to generate cash from operations; the availability of additional debt and equity financing to fund the Company’s ongoing operations; the ability of the Company to control costs; the effects of cost-containment measures implemented by the Company; availability of solutions from third party vendors; the healthcare regulatory environment; potential changes in legislation, regulation and government funding affecting the healthcare industry; healthcare information systems budgets; availability of healthcare information systems trained personnel for implementation of new systems, as well as maintenance of legacy systems; fluctuations in operating results; effects of critical accounting policies and judgments; changes in accounting policies or procedures as may be required by the Financial Accounting Standards Board or other similar entities; changes in economic, business and market conditions impacting the healthcare industry generally and the markets in which the Company operates and nationally; the Company’s ability to maintain compliance with the terms of its credit facilities; and other risks detailed from time to time in the Streamline Health Solutions, Inc. filings with the U. S. Securities and Exchange Commission (the “SEC”).

Additional risk factors that could cause actual results to differ materially from expectations include, but are not limited to, the risks identified by the Company in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of the Company’s Form 10-K for the fiscal year ended January 31, 2025, as amended, and comparable sections of the Company’s Quarterly Reports on Form 10-Q and other filings, which have been filed with the SEC and are available on the SEC’s website at www.sec.gov. While the list of factors presented here and in such filings with the SEC is considered representative, no such list should be considered a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. All of the forward-looking statements made in this press release are expressly qualified by the cautionary statements contained or referred to herein. The actual results or developments anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on the Company or its business or operations. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material impact on the Company’s financial condition, results of operations, credit rating or liquidity. Readers are cautioned not to rely on the forward-looking statements contained in this press release. Forward-looking statements and any related oral statements speak only as of the date they are made, and the Company does not undertake any obligation to update, revise or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Additional Information and Where to Find It

This press release is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. In connection with the proposed merger, the Company intends to file relevant materials with the SEC, including a proxy statement on Schedule 14A, the definitive version of which will be sent or provided to the Company’s stockholders. This communication is not a substitute for the proxy statement or any other document that the Company may file with the SEC or send to its stockholders in connection with the proposed merger. STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE PROXY STATEMENT AND ANY OTHER DOCUMENTS FILED BY THE COMPANY WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND THE BUSINESS TO BE CONDUCTED AT THE SPECIAL MEETING. All such documents, when filed, may be obtained free of charge at the SEC’s website (http://www.sec.gov). These documents, once available, and the Company’s other filings with the SEC also will be available free of charge on the Company’s website at www.streamlinehealth.net.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders with respect to the proposed merger. Information about the Company’s directors and executive officers and their ownership of the Company’s common stock is set forth in Part III of the Company’s Amendment No. 2 to the Annual Report on Form 10-K/A for the fiscal year ended January 31, 2025, filed with the SEC on May 30, 2025. To the extent that such individual’s holdings of the Company’s common stock have changed since the amounts printed in Part III of the Company’s Amendment No. 2 to the Annual Report on Form 10-K/A for the fiscal year ended January 31, 2025, filed with the SEC on May 30, 2025, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the identity of the potential participants, and their direct or indirect interests in the proposed merger, by security holdings or otherwise, will be set forth in the proxy statement and other materials to be filed with the SEC in connection with the proposed merger. Free copies of these materials may be obtained as described in the preceding paragraph.

Company Contact

Jacob Goldberger
Vice President, Finance
303-887-9625
jacob.goldberger@streamlinehealth.net

STREAMLINE HEALTH SOLUTIONS, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(rounded to the nearest thousand dollars, except share and per share information)

	Three Months Ended April 30,
	2025	2024
Revenues:
Software as a service	$3,359,000	$2,723,000
Maintenance and support	737,000	890,000
Professional fees and licenses	714,000	717,000
Total revenues	4,810,000	4,330,000
Operating expenses:
Cost of software as a service	1,380,000	1,348,000
Cost of maintenance and support	32,000	42,000
Cost of professional fees and licenses	808,000	887,000
Selling, general and administrative expense	2,788,000	3,192,000
Research and development	903,000	1,111,000
Total operating expenses	5,911,000	6,580,000
Operating loss	(1,101,000)	(2,250,000)
Other (expense) income:
Interest expense	(543,000)	(465,000)
Valuation adjustments	—	(24,000)
Other	(1,000)	—
Loss before income taxes	(1,645,000)	(2,739,000)
Income tax benefit	—	—
Net loss	$(1,645,000)	$(2,739,000)
Basic and Diluted Earnings Per Share:
Net loss per common share – basic and diluted	$(0.40)	$(0.71)
Weighted average number of common shares – basic and diluted	4,128,029	3,881,606

STREAMLINE HEALTH SOLUTIONS, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(rounded to the nearest thousand dollars, except share and per share information)

	April 30, 2025	January 31, 2025
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,449,000	$2,183,000
Accounts receivable, net of allowance for credit losses of $59,000 and $59,000, respectively	4,184,000	1,585,000
Contract receivables	637,000	1,571,000
Prepaid and other current assets	310,000	438,000
Total current assets	6,580,000	5,777,000
Non-current assets:
Property and equipment, net of accumulated amortization of $144,000 and $110,000 respectively	45,000	49,000
Capitalized software development costs, net of accumulated amortization of $7,092,000 and $6,762,000, respectively	4,778,000	4,850,000
Intangible assets, net of accumulated amortization of $6,064,000 and $5,655,000, respectively	10,026,000	10,435,000
Goodwill	13,276,000	13,276,000
Other	1,122,000	1,192,000
Total non-current assets	29,247,000	29,802,000
Total assets	$35,827,000	$35,579,000
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,547,000	$1,541,000
Accrued expenses	1,626,000	1,921,000
Term loan, net of deferred financing costs	7,277,000	7,709,000
Line of credit	2,000,000	1,000,000
Notes payable, net of deferred financing costs	4,703,000	4,415,000
Deferred revenues	7,126,000	6,099,000
Acquisition earnout liability	377,000	377,000
Total current liabilities	24,656,000	23,062,000
Non-current liabilities:
Deferred revenues, less current portion	116,000	240,000
Total non-current liabilities	116,000	240,000
Total liabilities	24,772,000	23,302,000
Commitments and contingencies – Note 8
Stockholders’ equity:
Common stock, $0.01 par value per share, 85,000,000 shares authorized; 4,324,091 and 4,264,482 shares issued and outstanding, respectively	43,000	43,000
Additional paid in capital	138,515,000	138,092,000
Accumulated deficit	(127,503,000)	(125,858,000)
Total stockholders’ equity	11,055,000	12,277,000
Total liabilities and stockholders’ equity	$35,827,000	$35,579,000

STREAMLINE HEALTH SOLUTIONS, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(rounded to the nearest thousand dollars)

	Three Months Ended April 30,
	2025	2024
Net loss	$(1,645,000)	$(2,739,000)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,042,000	1,120,000
Accrued interest expense - notes payable	189,000	152,000
Valuation adjustments	—	24,000
Share-based compensation expense	430,000	499,000
Changes in assets and liabilities:
Accounts and contract receivables	(1,665,000)	17,000
Other assets	66,000	(100,000)
Accounts payable	6,000	(161,000)
Accrued expenses and other liabilities	(295,000)	(262,000)
Deferred revenue	903,000	251,000
Net cash used in operating activities	(969,000)	(1,199,000)
Cash flows from investing activities:
Capitalization of software development costs	(232,000)	(232,000)
Net cash used in investing activities	(232,000)	(232,000)
Cash flows from financing activities:
Repayment of bank term loan	(500,000)	(250,000)
Repayment of line of credit	—	(1,500,000)
Proceeds from issuance of common stock	—	100,000
Proceeds from notes payable	—	4,400,000
Proceeds from line of credit	1,000,000	—
Payments of acquisition earnout liabilities	—	(447,000)
Payments for deferred financing costs	—	(16,000)
Repurchase of common shares to satisfy employee tax withholding	(33,000)	(67,000)
Net cash provided by financing activities	467,000	2,220,000
Net decrease in cash and cash equivalents	(734,000)	789,000
Cash and cash equivalents at beginning of period	2,183,000	3,190,000
Cash and cash equivalents at end of period	$1,449,000	$3,979,000

STREAMLINE HEALTH SOLUTIONS, INC.

RECONCILIATION OF NET LOSS TO NON-GAAP ADJUSTED EBITDA

(Unaudited, rounded to the nearest thousand dollars)

	Three Months Ended
	April 30, 2025	April 30, 2024
Adjusted EBITDA Reconciliation
Net Loss	$(1,645)	$(2,739)
Interest expense	543	465
Depreciation and amortization	875	1,017
EBITDA	$(227)	$(1,257)
Share-based compensation expense	430	499
Non-cash valuation adjustments	—	24
Acquisition-related costs, severance, and transaction-related bonuses	23	31
Adjusted EBITDA	$226	$(703)

Source: Streamline Health Solutions, Inc.